

March 20, 2015

VIA E-mail
Mr. William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681

> **Re:** **KEMET Corporation**
> **Form 10-K for the year ended March 31, 2014**
> **Filed May 30, 2014**
> **File No. 001-15491**

Dear Mr. Lowe:

We have reviewed your March 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2015 letter.

Form 8-K dated March 16, 2015

Exhibit 99.1

1.   We note throughout the investor presentation that you present a number of non-GAAP income statements. For example, on page 39 you present your results for the nine months ended December 31, 2014 in a non-GAAP income statement. On page 38, you present what appears to be a non-GAAP combined income statement for NEC Tokin and KEMET. On page 25, you present a non-GAAP combined annualized income statement. Finally, on page 23 you present a pro-forma income statement for the quarter that combines NEC Tokin and KEMET. Please tell us how you have complied with Regulation G, in particular the disclosures and reconciliations required by Items 100 (a) (1) and (2), in presenting the numerous non-GAAP measures. Further, please refer to Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP

       Financial Measures, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, and explain to us why your presentation does not place undue prominence on the non-GAAP financial measures. Alternatively, confirm that you will not present these non-GAAP income statements in future filings.

2.   We note your presentation on page 38. You state that this represents US GAAP information. However, we note that it includes a column that represents the combined results of NEC Tokin and KEMET. We note that it also includes columns referred to as "Annualized" results for KEMET and for NEC Tokin and KEMET combined. Please explain to us how this information is being presented in accordance with US GAAP.

3.   We note that you have presented forward looking non-GAAP financial measures in this filing. For example, on page 25, you present two full forward looking non-GAAP income statements that appear to project your FY19 results on a non-GAAP basis that includes the consolidation of NEC Tokin into your operations and a restructuring of those operations. You also present forward looking adjusted EBITDA information that also assumes consolidation of NEC Tokin into your operations. In addition, on pages 38-46, you present a number of "annualized" non-GAAP financial measures. With regards to forward-looking non-GAAP financial information, Regulation G requires a schedule detailing the differences between the forward looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose this fact and provide reconciling information that is available together with disclosure of the information that is unavailable and its probable significance.

4.   We note page 7 of the investor presentation refers to three business groups – F&E, CE and TA. We note from your most recent Form 10-Q that you continue to report your business based on two segments – Solid Capacitors and Film and Electrolytic. Please reconcile for us the business groups that you present here with the segments presented in your Form 10-K as of March 31, 2014 and your Form 10-Q as of December 31, 2014.

       You may contact Lynn Dicker at 202-551-3616 or me at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

       Sincerely,

       /s/ Kevin L. Vaughn

       Kevin L. Vaughn
       Accounting Branch Chief